SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

Tower 2, Area D, Diantong Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒  Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐ No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS REPORT ON FORM 6-K (OTHER THAN THE SECTION OF EXHIBIT 99.1 HERETO ENTITLED “BUSINESS OUTLOOK”) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212007) OF LIGHTINTHEBOX HOLDING CO., LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF CONTENTS

Exhibits

Exhibit 99.1	— LightInTheBox Holding Co., Ltd. Regains Compliance with NYSE Listing Requirements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIGHTINTHEBOX HOLDING CO., LTD.

By:	/s/ Jian He
Name:	Jian He
Title:	Chief Executive Officer

Date: April 3, 2019